April 26, 2011

Mr. H. Christopher Owings, Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:          Best Buy Co., Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 22, 2011

File No. 001-09595

Dear Mr. Owings:

On behalf of Best Buy Co., Inc. (“Best Buy”, “we”, “us”, or “our”), I am pleased to submit this response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the above-referenced Preliminary Proxy Statement, as set forth in your letter dated April 25, 2011.  For convenience, the staff’s comment is shown below in bold text, followed by Best Buy’s response.

To assist the staff with its review, we will separately deliver a copy of this letter to you and Mr. Lee by overnight mail.

Preliminary Proxy Statement on Schedule 14A

Item of Business No. 6 — Advisory Vote on Executive Compensation, page 79

1. Please include a separate resolution subject to shareholder advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. See Rule 14a-21(a) of the Exchange Act and Instruction to Rule 14a-21(a) of the Exchange Act.

During our telephonic conversation on April 25, 2011, we indicated that we will file an amended preliminary proxy statement to include a separate resolution to approve the compensation of our named executive officers.  The resolution we will include is as follows:

RESOLVED, that the shareholders of this corporation approve, on an advisory basis, the compensation of the named executive officers for the fiscal year ended February 26, 2011, as described in the “Compensation Discussion and Analysis” section of and the compensation tables and related material disclosed in the corporation’s proxy statement for its 2011 Regular Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

We hereby represent that:

•                  Best Buy is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you.  If you have questions regarding the information set forth herein, please telephone me at (612) 291-4840.  My fax number is (952) 430-9979.

Sincerely,

/s/ SUSAN S. GRAFTON

Ms. Susan S. Grafton
Vice President, Controller and Chief Accounting Officer

cc:	Charles Lee, U.S. Securities and Exchange Commission
Scott Erickson, Deloitte & Touche LLP
Anne Rosenberg, Robins, Kaplan, Miller & Ciresi LLP
James Muehlbauer, Best Buy Co., Inc.